	450 LEXINGTON AVENUE	MENLO PARK
	NEW YORK, NY 10017	WASHINGTON, D.C.
	212 450 4000	LONDON
	FAX 212 450 3800	PARIS
FRANKFURT
MADRID
NING CHIU		TOKYO
212 450 4908		BEIJING
ning.chiu@dpw.com		HONG KONG

June 4, 2008

Janice McGuirk

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Limited Brands, Inc.

Form 10-K for Fiscal Year Ended February 2, 2008

Filed March 28, 2008

File No. 1-8344

Dear Ms. McGuirk:

As we discussed, I am writing to confirm that Limited Brands, Inc. (the “Company”) is in receipt of the comment letter from the SEC with respect to the above-referenced matter, and the Company intends to submit a response letter to the Staff by June 23, 2008. Thank you.

Sincerely yours,

/s/ Ning Chiu
Ning Chiu

cc:	A. Meeting, Limited Brands, Inc.

D. Caplan, Davis Polk & Wardwell

S. Beshar, Davis Polk & Wardwell

By Facsimile